UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No.  8)(1)

Aftermarket Technology Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

008318 10 7

(CUSIP Number)

Joseph Salamunovich, Aftermarket Technology Corp.,
1400 Opus Place, Suite 600, Downers Grove, Illinois 60515, (630) 271-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Equity Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,057,304

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,057,304

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,057,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 23.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Equity Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,383

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 807,383

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,383

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,057,304

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,057,304

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,057,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 23.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,383

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 807,383

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,383

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,057,304

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,057,304

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,057,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 23.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Advisors, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,383

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 807,383

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,383

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard R. Crowell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,864,687

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,864,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,864,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 27.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,000

	8.	Shared Voting Power 5,864,687

	9.	Sole Dispositive Power 15,000

	10.	Shared Dispositive Power 5,864,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,879,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 27.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard K. Roeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,864,687

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,864,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,864,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 27.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trustees of General Electric Pension Trust I.R.S. #14-6015763

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,306,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,306,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) EP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GE Asset Management Incorporated, as Investment Manager to GEPT (as defined below) I.R.S. #06-1238874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,306,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,306,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IA, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company I.R.S. #14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Disclaimed (See 11 below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Disclaimed (See 11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Disclaimed (See 11 above)

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of Aftermarket Technology Corp., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1400 Opus Place, Suite 600, Downers Grove, IL 60515.

Item 2.	Identity and Background

This Schedule 13D is being filed by:

1)              Aurora Equity Partners L.P. (“AEP”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  The general partner of AEP is ACP (defined below), whose general partner is AAI (defined below).

2)              Aurora Capital Partners L.P. (“ACP”), is a Delaware limited partnership which principal business is that of general partner of AEP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  The general partner of ACP is AAI.  The limited partners of ACP are Messrs. Richard R. Crowell (“Crowell”), Gerald L. Parsky (“Parsky”), and Richard K. Roeder (“Roeder”).

3)              Aurora Advisors, Inc. (“AAI”), is a Delaware corporation which principal business is that of general partner of ACP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Crowell, Parsky and Roeder are the sole stockholders and directors of AAI.  For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein.

4)              Aurora Overseas Equity Partners I, L.P. (“AOEP”), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  AEP and AOEP are hereinafter referred to as the “Aurora Partnerships.”  The general partner of AOEP is AOCP (defined below), whose general partner is AOAL (defined below).

5)              Aurora Overseas Capital Partners L.P. (“AOCP”), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  The general partner of AOCP is AOAL.  The limited partners of AOCP are Crowell, Parsky and Roeder.

6)                Aurora Overseas Advisors, Ltd. (“AOAL”), is a Cayman Islands exempted company which principal business is that of general partner of AOCP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  Crowell, Parsky and Roeder are the sole stockholders and directors of AOAL.  AOAL has no executive officers.

7)              Richard R. Crowell (“Crowell”), is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital Group (“ACG”) located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Crowell, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

8)              Gerald L. Parsky (“Parsky”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Parsky, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

9)              Richard K. Roeder (“Roeder”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Roeder, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

10)        Trustees of General Electric Pension Trust (“GEPT”), a New York common law trust which principal business is as a pension trust organized for the benefit of certain employees of General Electric Company located at its principal business and office address c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, CT 06905, Attn:  Michael Pastore, Esq.  With limited exceptions, GEPT previously irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow.  This provision terminated on July 31, 2004.  GEPT’s investment manager is GEAM (defined below).  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each trustee of GEPT.

11)        GE Asset Management Incorporated (“GEAM”), is a Delaware corporation and a wholly owned subsidiary of General Electric Company which principal business is a registered investment advisor located at its principal business and office address of 3001 Summer Street, Stamford, CT 06905, Attn:  Michael Pastore, Esq.  GEAM acts as investment manager to GEPT and thus shares in GEPT’s voting and dispositive power.  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GEAM.

12)          General Electric Company (“GE”), is a New York corporation which principal business is a diversified manufacturing and financial corporation located at its principal business and office address of 3135 Easton Turnpike, Fairfield, CT 06431.  GEAM is a wholly owned subsidiary of GE and GE reports whenever GEAM reports, although it disclaims beneficial ownership of any and all shares held by GEPT.  GEPT, GEAM and GE are hereinafter referred to as the “GE Entities.”  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GE.

Each of the above individuals and entities enumerated in items 1-12 are collectively referred to herein as the “Reporting Persons.”  Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada, Yoshiaki Fujimori, officer of GE, is a citizen of Japan, Ferdinando Beccalli, officer of GE, is a citizen of Italy, Sir William Castell, officer and Director of GE, is a citizen of the United Kingdom and Shane Fitzsimons, officer of GE, is a citizen of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

None of the Reporting Persons is making any purchase or other acquisition of the Common Stock at this time.  None of the Reporting Persons has purchased or otherwise acquired any Common Stock not previously reported.

Item 4.	Purpose of Transaction

The Reporting Persons may decide to increase or decrease their investment in the Issuer by acquiring or disposing of shares of Common Stock depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

AEP, AOEP and GEPT sold 352,635, 56,295 and 91,070 shares, respectively, in a private transaction on December 3, 2004 at $18.10 per share, and intend to sell an additional 5,057,304, 807,383 and 1,306,095 shares, respectively, from time to time depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.  Mr. Parsky also intends to sell 15,000 shares from time to time depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
(a) and (b)

As of December 3, 2004, AEP, ACP and AAI may be deemed to beneficially own 5,057,304 shares of Common Stock, representing approximately 23.8% of the total outstanding shares of Common Stock (based on 21,263,381 shares of the Issuer’s Common Stock outstanding).  AEP, ACP and AAI have sole voting and dispositive power with respect to 5,057,304 shares of Common Stock and do not have shared voting power or dispositive power with respect to any shares of Common Stock.

As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 807,383 shares of Common Stock, representing approximately 3.8% of the total outstanding shares of Common Stock.  AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 807,383 shares of Common Stock and do not have shared voting power or dispositive power with respect to any shares of Common Stock.

As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 5,864,687, 5,879,687 and 5,864,687 shares of Common Stock, representing approximately 27.6%, 27.7% and 27.6% of the total outstanding shares of Common Stock, respectively.  Messrs. Crowell, Parsky and Roeder have shared voting power and shared dispositive power with respect to 5,864,687 shares of Common Stock, and sole voting power and sole dispositive power with respect to 0, 15,000 and 0 shares of Common Stock, respectively.  Of the 5,864,687 shares for which Crowell, Parsky and Roeder have shared voting and dispositive power, 5,057,304 shares are owned by AEP and 807,383 shares are owned by AOEP.

As of the same date, GEPT and GEAM may be deemed to beneficially own 1,306,095 shares of Common Stock, representing approximately 6.1% of the total outstanding shares of Common Stock.  GEPT and GEAM have shared voting and dispositive power with respect to 1,306,095 shares of Common Stock.  GE disclaims beneficial ownership of any and all shares held by GEPT.

(c)

Mr. Crowell sold 9,148 shares in the open market on October 12, 2004, at $13.243 per share.  AEP, AOEP and GEPT sold 352,635, 56,295 and 91,070 shares, respectively, in a private transaction on December 3, 2004 at $18.10 per share.

No transactions were made by any other Reporting Person with respect to the Common Stock in the last 60 days.

(d)                                      The right to receive distributions and proceeds from the sale of the 5,057,304 and 807,383 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement.  AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the “Stockholders Agreement”).

The Stockholders Agreement provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds

10% or more of the outstanding Common Stock, such limited partner (the “Demand Holder”) will have the right to require the Issuer to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale of the Demand Holder’s shares in an underwritten offering.  If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional “demand” registration right.

The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder.  Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

In connection with a December 1996 private placement to GEPT, the Issuer granted a “demand” registration right to GEPT.  Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement.  Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock.  In addition, GEPT was granted a “piggyback” registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual “demand” registration right granted by the Issuer in the future.  All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer.  GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.  GEPT’s registration rights have been exercisable since December 20, 1999.

The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

Management Services Agreement.  The Issuer also pays to ACP a base annual management fee, currently set at approximately $330,000, for advisory and consulting services pursuant to a written management services agreement (the “Management Services Agreement”).  ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement.  The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer’s Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions.  The base annual management fee has not been increased as a result of any of the Issuer’s acquisitions.  The base annual management fee is also subject to increase for specified cost of living increases although no such adjustment has been made in the last three years.  If the Issuer’s EBITDA in any year exceeds management’s budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year.  Because the Issuer’s EBITDA did not exceed management’s budgeted EBITDA by 15.0% in 2003, ACP did not receive this additional management fee in 2003.  In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million.

Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under the Issuer’s bank credit facility.  The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows:  for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the “Original Fee”); for any period during which the Aurora Partnerships’ collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee.  At the beginning of 2002 the annual management fee was $550,000 but was reduced to $330,000 in September 2002 when the Aurora Partnerships’ collective beneficial ownership declined from approximately 66% to approximately 40% upon the completion of a secondary public offering in which the partnerships, GEPT and holders of shares subject to the Aurora Proxy sold an aggregate of 3.94 million shares.  If the Aurora Partnerships’ collective beneficial ownership declines below 20%, the Management Services Agreement will terminate.  Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1          Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)

Exhibit 2          Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 3          Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No.  2 to the Issuer’s Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 4          Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

Exhibit 5          Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit 10.5 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

Exhibit 6          Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer’s subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 7          Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEAM and GE, dated September 20, 1999 (previously filed as Exhibit 7 to Amendment No. 2 to the Issuer’s Schedule 13D filed September 20, 1999, and incorporated herein by this reference)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.

By:	Aurora Capital Partners L.P.,
its general partner

By:	Aurora Advisors, Inc.,
its general partner

By:	/s/ Richard K. Roeder	December 8, 2004
Richard K. Roeder, Vice President

AURORA OVERSEAS EQUITY PARTNERS I, L.P.

By:	Aurora Overseas Capital Partners L.P.,
its general partner

By:	Aurora Overseas Advisors, Ltd.,
its general partner

By:	/s/ Richard K. Roeder	December 8, 2004
Richard K. Roeder, Director

AURORA CAPITAL PARTNERS L.P.

By:	Aurora Advisors, Inc.,
its general partner
December 8, 2004

By:	/s/ Richard K. Roeder
Richard K. Roeder, Vice President

AURORA OVERSEAS CAPITAL PARTNERS L.P.

By:	Aurora Overseas Advisors, Ltd.,
its general partner

By:	/s/ Richard K. Roeder	December 8, 2004
Richard K. Roeder, Director

AURORA ADVISORS, INC.

December 8, 2004

By:	/s/ Richard K. Roeder
Richard K. Roeder, Vice President

AURORA OVERSEAS ADVISORS, LTD.

By:	/s/ Richard K. Roeder	December 8, 2004
Richard K. Roeder, Director

/s/ Richard R. Crowell		December 8, 2004
RICHARD R. CROWELL

/s/ Richard K. Roeder		December 8, 2004
RICHARD K. ROEDER

/s/ Gerald L. Parsky		December 8, 2004
GERALD L. PARSKY

GENERAL ELECTRIC PENSION TRUST

By:	GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore	December 8, 2004
Michael M. Pastore, Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore	December 8, 2004
Michael M. Pastore, Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers	December 8, 2004
John H. Myers, Vice President

SCHEDULE A

AURORA ADVISORS, INC. EXECUTIVE OFFICERS

The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)

Gerald L. Parsky	Chairman of the Board and managing director of AAI

Richard K. Roeder	Vice President and Assistant Secretary and managing director of AAI

Richard R. Crowell	President and Secretary and managing director of AAI

Frederick J. Elsea, III	Chief Financial Officer and Chief Financial Officer of AAI

SCHEDULE B

GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Executive Officers	Present Principal Occupation

John H. Myers	President and Chief Executive Officer

David B. Carlson	Executive Vice President – Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President – Sales and Marketing

Kathryn D. Karlic	Executive Vice President – Fixed Income

Ralph R. Layman	Executive Vice President – International Equity Investments

Alan M. Lewis	Executive Vice President – General Counsel and Secretary

Robert A. MacDougall	Executive Vice President – Fixed Income

Donald W. Torey	Executive Vice President – Real Estate and Private Equities

John J. Walker	Executive Vice President – Chief Financial Officer

Anthony J. Sirabella	Senior Vice President – Chief Information Officer

Pamela K. Halligan	Vice President – Human Resources

William F. Ruoff, III	Vice President – Quality

Greg O. Bouleris	Senior Vice President – Fixed Income

Stephen N. DeVos	Senior Vice President – Fixed Income

Thomas M. Powers	Senior Vice President – Fixed Income

Paul M. Colonna	Senior Vice President – Fixed Income

William M. Healey	Senior Vice President – Fixed Income

Mark R. Delaney	Senior Vice President – Fixed Income

Gregory B. Hartch	Senior Vice President – Fixed Income

Gregory W. Fletcher	Vice President – Fixed Income Finance

Kathleen S. Brooks	Vice President – Fixed Income

Vita-Marie Pike	Vice President – Fixed Income

Eric H. Gould	Vice President – Fixed Income

Craig M. Enright	Vice President – Fixed Income

Brad G. Postema	Vice President – Fixed Income

Alfredo Chang	Vice President – Fixed Income

Frederick W. Jackson	Vice President – Fixed Income

Mark H. Johnson	Vice President – Fixed Income

Don J. Duncan	Vice President – Money Market Investments

Michael J. Caufield	Senior Vice President – Fixed Income

Craig M. Varrelman	Vice President – Fixed Income

Susan M. Courtney	Vice President – Fixed Income

Stella V. Lou DeLucia	Vice President – Fixed Income

Brian Hopkinson	Senior Vice President – International Equity Portfolios

Daizo Motoyoshi	Senior Vice President – International Equity Portfolios

Jonathan L. Passmore	Senior Vice President – International Equity Portfolios

Michael J. Solecki	Senior Vice President – International Equity Portfolios

Judith A. Studer	Senior Vice President – International Equity Portfolios

T. Brent Jones	Vice President – International Equity Portfolios

Ping Zhou	Vice President – International Equity Portfolios

Robert A. Jasminiski	Vice President – International Equity Portfolios

Paul Nestro	Vice President – International Equity Portfolios

Makoto F. Sumino	Vice President – International Equity Portfolios

Philip A. Riordan	Senior Vice President – Real Estate

Thomas D. Mockler	Vice President – Fixed Income

B. Bradford Barrett	Vice President – Real Estate

Robert P. Gigliotti	Vice President – Real Estate

Gerald Karr	Vice President – Real Estate

James M. Mara	Senior Vice President – International Private Equities

Andreas T. Hildebrand	Vice President – Private Equities

Patrick J. McNeela	Vice President – Private Equities

James Mitchell, Jr.	Vice President – Private Equities

Paolo G. M. Simonato	Vice President – International Private Equities

David W. Wiederecht	Vice President – Private Equities

Christopher D. Brown	Senior Vice President – Equity Portfolios

Damian J. Maroun	Senior Vice President – Equity Trading

Paul C. Reinhardt	Senior Vice President – Equity Portfolios

Nancy A. Ward	Senior Vice President – Equity Portfolios

Ralph E. Whitman	Senior Vice President – Equity Investments

Christopher W. Smith	Senior Vice President – Equity Portfolios

Richard L. Sanderson	Senior Vice President – Equity Research

Diane M. Wehner	Senior Vice President – Equity Portfolios

George A. Bicher	Vice President – Equity Investments

Clemence C. Garcia	Vice President – Equity Investments

Gerald L. Igou	Vice President – Equity Investments

Michael Isakov	Vice President – Equity Investments

Sandra J. O’Keefe	Vice President – Equity Investments

John H. Schaetzl	Vice President – Equity Investments

Christopher J. Sierakowski	Vice President – Equity Investments

Charles F. Stuart	Vice President – Equity Investments

Steven M. Fierstein	Vice President – Equity Investments

Thomas R. Lincoln	Vice President – Equity Investments

Anthony J. Mariani	Vice President – Equity Investments

Walter P. Ruane	Vice President – Equity Investments

Ravi K. Pamnani	Vice President – Equity Investments

John T. Boyce	Senior Vice President – Institutional Investments

Joseph M. Connors	Senior Vice President – Operations

Barbara Regan	Senior Vice President- Marketing

Michelle Fang	Vice President – Product Management

Mary R. Stone	Vice President – Trade Operations

Gareth J. Davies	Vice President – Risk Management

Tiffany Hanisch	Vice President – Financial Planning & Analysis

Lowell E. Haims	Vice President – Controller

John F. Robbins	Vice President – Compliance

Jane E. Hackney	Vice President – Equity Portfolio Management

Erica K. Evans	Vice President – Client Portfolio Management

Michael J. Tansley	Vice President – Finance Integration Quality

Dory S. Black	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Christopher J. Costello	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Daniel L. Furman	Vice President – Assoc. Gen. Counsel Private Equities & Asst. Secretary

Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary

Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Sec.

Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel – Investment Services & Asst. Secretary

Charles I. Middleton	Vice President – Tax Counsel

Citizenship of all Executive Officers

U.S.A

Directors	Present Principal Occupation

David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Pamela K. Halligan	Vice President of GEAM

Kathryn D. Karlic	Executive Vice President of GEAM

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of all Directors

U.S.A

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company	Chairman of the Board and
	3135 Easton Turnpike	Chief Executive Officer
Fairfield, CT 06828

P.D. Ameen	General Electric Company	Vice President and Comptroller
3135 Easton Turnpike
Fairfield, CT 06828

F. Beccalli	General Electric Company	Senior Vice President – GE Europe
3135 Easton Turnpike
Fairfield, CT 06828

C. T. Begley	General Electric Company	Vice President – GE Rail
2901 East Lake Road
Erie, PA 16531

D.L. Calhoun	General Electric Company	Senior Vice President -
	1 Neumann Way	GE Transportation
Cincinnati, OH 05215

J.P. Campbell	General Electric Company	Senior Vice President -
	Appliance Park	GE Consumer & Industrial,
	Louisville, KY 40225	Americas

W. H. Cary	General Electric Company	Vice President -
	3135 Easton Turnpike	Investor Communications
Fairfield, CT 06828

K.A. Cassidy	General Electric Company	Vice President and GE Treasurer
201 High Ridge Road
Stamford, CT 06905-3417

Sir William Castell	GE Healthcare	Vice Chairman of the Board and
	Pollards Wood, Nightingales Lane	Executive Officer, General Electric
	Chalfont St. Giles	Company; President and CEO,
	HP8 4SP Great Britain	GE Healthcare

W.J. Conaty	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Human Resources
Fairfield, CT 06828

P. Daley	General Electric Company	Vice President - Corporate
	3135 Easton Turnpike	Business Development
Fairfield, CT 06828

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General Electric
	Fairfield, CT 06828	Company; Chairman, General
Electric Capital Services, Inc.

B.B. Denniston III	General Electric Company	Vice President and General Counsel
3135 Easton Turnpike
Fairfield, CT 06828

S.C. Donnelly	General Electric Company	Senior Vice President -
	One Research Circle	GE Global Research
Niskayuna, NY 12309

S. Fitzsimons	General Electric Company	Vice President -
	3135 Easton Turnpike	Corporate Financial Planning
	Fairfield, CT 06828	and Analysis

Y. Fujimori	General Electric Company	Senior Vice President - GE Asia
21 Mita 1-chome
Meguro-ku 3d Floor Alto
Tokyo, Japan 153-0062

A.H. Harper	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Equipment Management
Stamford, CT 06927

B.W. Heineman, Jr.	General Electric Company	Senior Vice President - Law
	3135 Easton Turnpike	and Public Affairs
Fairfield, CT 06828

J.M. Hogan	General Electric Company	Senior Vice President -
	P.O. Box 414	GE Healthcare
Milwaukee, WI 53201

J. Krenicki	General Electric Company	Senior Vice President -
	1 Plastics Avenue	GE Advanced Materials
Pittsfield, MA 01201

M.A. Neal	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Commercial Finance
Stamford, CT 06927

D.R. Nissen	General Electric Company	Senior Vice President –
	201 High Ridge Road	GE Consumer Finance
Stamford, CT 06905-3417

J.A. Parke	General Electric Company	Senior Vice President -
	260 Long Ridge Road	General Electric Company
	Stamford, CT 06927	Vice Chairman, GE Capital
Corporation

R.R. Pressman	General Electric Company	Senior Vice President -
	5200 Metcalf Avenue	Employers Reinsurance Corporation
Overland Park, KS 66201

G.M. Reiner	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Chief Information Officer
Fairfield, CT 06828

J.G. Rice	General Electric Company	Senior Vice President -
	4200 Wildwood Parkway	GE Energy
Atlanta, GA 30339

K.S. Sherin	General Electric Company	Senior Vice President - Finance
	3135 Easton Turnpike	and Chief Financial Officer
Fairfield, CT 06828

L.G. Trotter	General Electric Company	Senior Vice President -
	Appliance Park	GE Consumer and Industrial
Louisville, KY 40225

W.A. Woodburn	General Electric Company	Senior Vice President -
	187 Danbury Road	GE Infrastructure
Wilton, CT 06897

R.C. Wright	NBC Universal, Inc.	Vice Chairman of the Board and
	30 Rockefeller Plaza	Executive Officer, General
	New York, NY 10112	Electric Company; Chairman
and Chief Executive Officer,
NBC Universal, Inc.

Citizenship

Ferdinando Beccalli	Italy
Sir William Castell	U.K.
Shane Fitzsimons	Ireland
Yoshiaki Fujimori	Japan
All Others	U.S.A.

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.I. Cash, Jr.	General Electric Company	Former Professor of Business
	3135 Easton Turnpike	Administration-Graduate
	Fairfield, CT 06828	School of Business
Administration, Harvard University

Sir William Castell	GE Healthcare	Vice Chairman of the Board and
	Pollards Wood, Nightingales Lane	Executive Officer, General Electric
	Chalfont St. Giles	Company; President and CEO,
	HP8 4SP Great Britain	GE Healthcare

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06828	Electric Company; Chairman,
General Electric Capital Services,
Inc.

A.M. Fudge	Young & Rubicam, Inc.	Chairman and Chief Executive
	285 Madison Avenue	Officer,
	New York, NY 10017	Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V.	and Chief Executive Officer,
	Jose Luis Lagrange 103,	Kimberly-Clark de Mexico,
	Tercero Piso	S.A. de C.V.
Colonia Los Morales
Mexico, D.F. 11510, Mexico

J.R. Immelt	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive
	Fairfield, CT 06828	Officer, General Electric Company

A. Jung	Avon Products, Inc.	Chairman and Chief
	1345 Avenue of the Americas	Executive Officer,
	New York, NY 10105	Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company	Chairman of the Board, President
	1 Procter & Gamble Plaza	and Chief Executive
	Cincinnati, OH 45202-3315	The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc.	Chairman, President and Chief
	375 Park Avenue	Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson	Former Chairman and Chief
	100 Albany Street	Executive Officer
Suite 200
New Brunswick, NJ 08901

R.B. Lazarus	Ogilvy & Mather Worldwide	Chairman and Chief
	309 West 49th Street	Executive Officer
New York, NY 10019-7316

S. Nunn	King & Spalding	Retired Partner
	191 Peachtree Street, N.E.	King & Spalding
Atlanta, Georgia 30303

R.S. Penske	Penske Corporation	Chairman of the Board and
	2555 Telegraph Road	President, Penske Corporation
Bloomfield Hills, MI 48302-0954

R.J. Swieringa	S.C. Johnson Graduate School	Anne and Elmer Lindseth Dean
	Cornell University	and Professor of Accounting
207 Sage Hall
Ithaca, NY 14853-6201

D.A. Warner III	J. P. Morgan Chase & Co.,	Former Chairman of the Board
The Chase Manhattan Bank and
Morgan Guaranty Trust Co. of New York
345 Park Avenue
New York, NY 10154

R.C. Wright	NBC Universal, Inc.	Vice Chairman of the Board and
	30 Rockefeller Plaza	Executive Officer, General
	New York, NY 10112	Electric Company; Chairman
and Chief Executive Officer,
NBC Universal, Inc.

Citizenship

Sir William Castell	United Kingdom
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

General Electric Pension Trust

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

NAME	PRESENT PRINCIPAL OCCUPATION

David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of
GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and
Chief Executive Officer of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President, Chief Financial Officer of GEAM and
Trustee of GEPT

Citizenship

U.S.A.